Filed Pursuant to Rule 424(b)(3)
Registration No. 333-213043

BLACKSTONE REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 1 DATED APRIL 19, 2017

TO THE PROSPECTUS DATED APRIL 17, 2017

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Real Estate Income Trust, Inc., dated April 17, 2017 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of May 1, 2017;

•	to disclose the calculation of our March 31, 2017 net asset value (“NAV”) per share for our Class S shares and Class I shares;

•	to provide an update on the status of our current public offering (the “Offering”);

•	to describe our acquisition of a six property multifamily portfolio; and

•	to describe our acquisition of a 38 property industrial portfolio.

May 1, 2017 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of May 1, 2017 (and repurchases as of April 30, 2017) is as follows:

Transaction Price (per share)

Class T	$10.02

Class S	$10.02

Class D	$10.02

Class I	$10.02

The transaction price for each of our Class S and Class I shares is equal to such class’s NAV per share as of March 31, 2017. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since the end of the prior month that would have a material impact on our NAV per share. As of March 31, 2017, we had not sold any Class T shares or Class D shares. The transaction price for our Class T and Class D shares is based on our aggregate NAV per share as of March 31, 2017. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

March 31, 2017 NAV Per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.bxreit.com and is made available on our toll-free, automated telephone line at (844) 702-1299. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our properties are appraised annually by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our independent valuation advisor. We have included a breakdown of the components of total NAV and NAV per share for March 31, 2017 along with the immediately preceding month.

The following tables provide a breakdown of the major components of our total NAV and NAV per share as of March 31, 2017 ($ and shares in thousands, except per share data):

Components of NAV	March 31, 2017
Investments in real properties	$161,913
Investments in real estate related securities	133,121
Cash and cash equivalents	185,749
Restricted cash	103,742
Other assets	2,909
Debt obligations	-
Accrued stockholder servicing fees(1)	(290)
Subscriptions received in advance	(103,717)
Other liabilities	(5,027)

Monthly NAV	$478,400

Number of outstanding shares	47,750

(1)	Accrued stockholder servicing fees only apply to Class S shares.

NAV Per Share	Class S Shares	Class I Shares	Total
Monthly NAV	$400,828	$77,572	$478,400
Number of outstanding shares	40,008	7,742	47,750

NAV Per Share	$10.02	$10.02

The following tables provide a breakdown of the major components of our total NAV and NAV per share as of the prior month ending February 28, 2017 ($ and shares in thousands, except per share data):

Components of NAV	February 28, 2017
Investments in real properties	$107,383
Investments in real estate related securities	16,710
Cash and cash equivalents	239,177
Restricted cash	88,634
Other assets	765
Debt obligations	-
Accrued stockholder servicing fees(1)	(201)
Subscriptions received in advance	(88,609)
Other liabilities	(1,357)

Monthly NAV	$362,502

Number of outstanding shares	36,176

(1)	Accrued stockholder servicing fees only apply to Class S shares.

NAV Per Share	Class S Shares	Class I Shares	Total
Monthly NAV	$307,989	$54,513	$362,502
Number of outstanding shares	30,741	5,435	36,176

NAV Per Share	$10.02	$10.03

Status of our Current Public Offering

As of the date hereof, we had issued and sold 65,056,824 shares of our common stock (consisting of 53,503,790 Class S shares and 11,553,034 Class I shares; no Class T or Class D shares were issued or sold as of such date) in the Offering. We intend to continue selling shares in the Offering on a monthly basis.

Acquisition of the TA Multifamily Portfolio

On April 13, 2017, we acquired fee simple interests in six high quality multifamily properties totaling 2,514 units (the “TA Multifamily Portfolio”). The portfolio was acquired from an affiliate of TA Realty, an unaffiliated third party, for approximately $430 million, excluding closing costs. The TA Multifamily Portfolio consists of a 32-floor high quality property in downtown Orlando and five garden style properties located in the suburbs of Palm Beach Gardens, Orlando, Chicago, Dallas and Kansas City.

We believe the TA Multifamily Portfolio’s markets benefit from attractive fundamentals. Employment and population growth in the portfolio’s markets in 2016 were each more than double the national average. Further, multifamily occupancy in the portfolio’s markets has been stable, remaining above 92% over the last 21 years. The properties in the TA Multifamily Portfolio face competition from similarly situated properties in and around their respective submarkets.

The following table provides an overview of the TA Multifamily Portfolio.

				As of March 31, 2017
Portfolio Name	Sector	Location	Total Units	Occupancy(1)	Average Effective Monthly Base Rent Per Unit(1)
TA Multifamily Portfolio	Multifamily	See below	2,514	93%	$1,404

(1)	Weighted average occupancy and average effective monthly base rent per unit exclude the retail space and the parking garages at 55 West, the downtown Orlando property.

The following table sets forth the market, year built and number of units for each of the six properties in the TA Multifamily Portfolio.

Property	Market	Year Built	Number of Units
55 West(1)	Orlando, FL	2010	461
San Merano	Palm Beach Gardens, FL	2003	476
Estates at Park Avenue	Orlando, FL	2004	432
The Preserve at Osprey Lake	Chicago, IL	2000	483
Addison Keller Springs Apartments	Dallas, TX	2013	353
West End at City Center	Kansas City, KS	2009	309

(1)	The 55 West property is a 32-floor high rise multifamily building in downtown Orlando that includes approximately 70,000 square feet of retail space on the ground floor, a 244-space parking garage, and a leasehold interest in an adjacent 868-space parking garage.

The 868-space adjacent parking garage at 55 West is subject to a ground lease with The City of Orlando, FL (the “Landlord”), which owns the underlying land. The ground lease expires in 2085 and requires that 480 spaces are subleased to the Landlord at a rate of $1 per year. Pursuant to the ground lease, we will pay the Landlord annual rent equal to a fixed rent of $50,000 plus a variable rent, which is based on the product of the previous year’s variable rent multiplied by the consumer price index increase during the prior year. For the year ended December 31, 2016, the total rent paid under the ground lease was approximately $141,000.

The table below sets forth certain historical information with respect to the occupancy rate at the TA Multifamily Portfolio, expressed as a percentage of total units leased, and the average effective monthly base rent per unit.

For the Year Ended December 31,	Weighted Average Occupancy(1)		Average Effective Monthly Base Rent per Unit(1)
2012	94	%(2)	$1,135	(2)
2013	94	%(2)	$1,192	(2)
2014	93	%(2)	$1,242	(2)
2015	93%		$1,321
2016	92%		$1,391

(1)	Weighted average occupancy and average effective monthly base rent per unit exclude the retail space and parking garages at 55 West.
(2)	The Addison Keller Springs Apartments property was constructed in 2013 and did not reach stabilized occupancy until the end of 2014. As such, the weighted average occupancy and average effective annual base rent per unit for the years ended December 31, 2012 through 2014 exclude the Addison Keller Springs Apartments property.

The leases at the TA Multifamily Portfolio, with the exception of the retail space at 55 West, are generally short-term in nature and have a term of 12 months or less. As of March 31, 2017, approximately 90% of the multifamily leases expire within 12 months from such date.

The properties in the TA Multifamily Portfolio will continue to be utilized as multifamily properties and the properties are suitable for their intended purposes with no plans for significant renovation or improvement. We believe that the TA Multifamily Portfolio is adequately covered by insurance. No single tenant occupies 10% or more of the TA Multifamily Portfolio’s aggregate number of units or square footage.

Real estate taxes assessed on the TA Multifamily Portfolio for the most recent fiscal year were approximately $7.4 million. The amount of real estate taxes assessed was equal to the TA Multifamily Portfolio’s assessed value multiplied by an average tax rate of 2.7%. The purchase price of the TA Multifamily Portfolio will be used in approximating the federal tax basis. We will calculate depreciation expense for federal income tax purposes by using the straight-line method. For federal income tax purposes, we depreciate buildings and improvements based upon estimated useful lives of 40 years and furniture, fixtures, equipment and site improvements for 5 to 10 years.

The acquisition of the TA Multifamily Portfolio was funded with cash on hand, which primarily consists of proceeds from the Offering, and a $95 million draw on our existing Line of Credit.

Acquisition of the HS Industrial Portfolio

On April 18, 2017, we acquired a fee simple interest in the HS Industrial Portfolio (the “HS Industrial Portfolio”), a six million square foot collection of predominantly infill industrial assets. The portfolio was acquired from an affiliate of High Street Realty Company (“Seller”), an unaffiliated third party, for approximately $402 million, excluding closing costs. The HS Industrial Portfolio is 97% leased to over 90 tenants and consists of 38 industrial properties located in six submarkets, with the following concentration based on square footage: Atlanta (38%), Chicago (23%), Houston (17%), Harrisburg (10%), Dallas (10%) and Orlando (2%).

We believe the HS Industrial Portfolio’s markets benefit from attractive fundamentals. Over the last two years, market rents have increased by 5% annually while vacancy has declined by approximately 100 basis points to 5.2%. Infill industrial supply in these markets is expected to be constrained at 0.6% of stock throughout 2017 given limited land availability near these population centers. The positive fundamentals have resulted in weighted average releasing spreads of 12% over the last two years. “Releasing spreads” is a measurement of the change in rent per square foot between new and expiring leases at a property. The properties in the HS Industrial Portfolio face competition from similarly situated properties in and around their respective submarkets.

The following table provides an overview of the HS Industrial Portfolio.

			As of March 31, 2017
Portfolio Name	Sector	Total Square Footage (in thousands)	Occupancy	Average Effective Annual Base Rent Per Leased Square Foot(1)
HS Industrial Portfolio	Industrial	5,972	97%	$4.31

(1)	Average effective annual base rent per leased square foot is determined from the annualized March 2017 base rent per leased square foot and excludes tenant recoveries, straight-line rent and above-below market lease amortization.

The table below sets forth certain historical information with respect to the occupancy rate at the HS Industrial Portfolio, expressed as a percentage of total gross leasable area, and the average effective annual base rent per leased square foot.

As of December 31,	Weighted Average Occupancy		Average Effective Annual Base Rent per Leased Square Foot(1)
2012	N/A	(2)	N/A	(2)
2013	N/A	(2)	N/A	(2)
2014	N/A	(2)	N/A	(2)
2015	95%		$3.96
2016	95%		$4.16

(1)	Average effective annual base rent per leased square foot is determined from the annualized December base rent per leased square foot of the applicable year and excludes tenant recoveries, straight-line rent and above-below market lease amortization.
(2)	The Seller acquired the 38 properties in the HS Industrial Portfolio during the years 2011 through 2015 and did not possess the weighted average occupancy or average effective annual base rent per leased square foot for any properties prior to its acquisition of such properties. As such, we are unable to provide the weighted average occupancy and average effective annual base rent per leased square foot for the years 2012 through 2014.

The following table sets forth certain information with respect to the expiration of leases currently in place at the HS Industrial Portfolio through December 31, 2027. As leases expire we believe the HS Industrial Portfolio will benefit from the attractive fundamentals in the properties’ markets.

Year		Number of Leases Expiring	Approximate Gross Leasable Area of Expiring Leases (Square Footage in Thousands)	% of Total Gross Leasable Area Represented by Expiring Leases	Total Annual Base Rental Income of Expiring Leases ($ in Thousands)(2)	% of Total Annual Base Rental Income Represented by Expiring Leases(2)
2017	(1)	4	334	6%	$1,205	5%
2018		17	1,045	18%	$4,770	19%
2019		12	749	13%	$3,357	13%
2020		11	473	8%	$2,040	8%
2021		17	1,130	19%	$4,604	18%
2022		11	719	12%	$3,381	13%
2023		8	651	11%	$2,584	10%
2024		3	72	1%	$283	1%
2025		5	434	7%	$2,027	8%
2026		1	52	1%	$168	1%
2027		1	10	0%	$71	0%

(1)	For the period April 1, 2017 through December 31, 2017.
(2)	Amounts are calculated based on the December 2016 base rent for leases in place on December 31, 2016. Such amounts exclude tenant recoveries, straight-line rent and above-below market lease amortization.

The properties in the HS Industrial Portfolio will continue to be utilized as industrial properties and the properties are suitable for their intended purposes with no plans for significant renovation or improvement. We believe that the HS Industrial Portfolio is adequately covered by insurance. No single tenant occupies 10% or more of the HS Industrial Portfolio’s aggregate square footage.

Real estate taxes assessed on the HS Industrial Portfolio for the most recent fiscal year were approximately $5.0 million. The amount of real estate taxes assessed was equal to the HS Industrial Portfolio’s assessed value multiplied by an average tax rate of 3.8%. The purchase price of the HS Industrial Portfolio will be used in approximating the federal tax basis. We will calculate depreciation expense for federal income tax purposes by using the straight-line method. For federal income tax purposes, we depreciate buildings and improvements based upon estimated useful lives of 40 years and furniture, fixtures, equipment and site improvements for 5 to 10 years.

The acquisition of the HS Industrial Portfolio was funded through a combination of cash on hand (which primarily consists of proceeds from the Offering), a $5 million draw on our existing Line of Credit, and a $292 million loan to one of our subsidiaries from various lenders for which Bank of America, N.A. acts as administrative agent (the “BofA Loan”). The BofA Loan is guaranteed by us and the Operating Partnership and has an interest rate equal to LIBOR plus a spread of 210 basis points. The BofA Loan matures 90 days after closing (but may be extended for an additional 90 days) and we expect to convert the BofA Loan shortly after closing into long-term financing on the HS Industrial Portfolio. The BofA Loan contains various customary covenants that restrict our and our subsidiaries’ ability to take certain actions and includes financial covenants to (a) not permit our consolidated leverage ratio to exceed 65%, and (b) not permit our consolidated tangible net worth to at any time be less than the sum of 75% of our consolidated tangible net worth as of March 31, 2017 and 75% of the net cash proceeds received by us from issuances and sales of our equity interests occurring after March 31, 2017; we expect that such financial covenants will be removed upon the conversion of the BofA Loan to long-term financing.